Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 (Registration No. 333-213240) Amendment No. 3 and the related prospectus of Tantech Holdings Ltd for the registration of its senior debt securities, subordinated debt securities, preferred shares, common shares, warrants, and subscription receipts and to the incorporation by reference of our auditors’ report dated April 29, 2016 of Tantech Holdings Ltd relating to the consolidated Balance Sheets of Tantech Holdings Ltd. as of December 31, 2015 and 2014 and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years then ended, each as contained in its Form 20-F filed with the Securities and Exchange Commission on April 29, 2016.

/s/ Friedman LLP

New York, New York

February 9, 2017